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SEC

17005162

SEC
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FEB 15 2017
Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53339

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harbor Funds Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 S. Wacker Drive, 34th Floor
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter Mierwinski, Corporate Controller, Harbor Capital Advisors, Inc. (312) 443-4400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

200 East Randolph Street, Suite 5500	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECEIVED
2017 FEB 15 PM 1:39
SEC / TM

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

am

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

aub

OATH OR AFFIRMATION

I, Anmarie S. Kolinski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harbor Funds Distributors, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
LANA M LEWANDOWSKI
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:05/03/18

Anmarie S. Kolinski
Signature
Anmarie S. Kolinski
Executive Vice President and Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Harbor Funds Distributors, Inc.

Financial Statements, Supplemental Information, and Other Information

Year Ended December 31, 2016

Contents

KPMG

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Board of Directors
Harbor Funds Distributors, Inc.:

We have audited the accompanying statement of financial condition of Harbor Funds Distributors, Inc. as of December 31, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harbor Funds Distributors, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, and III, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Chicago, Illinois
February 10, 2017

Harbor Funds Distributors, Inc.

Statement of Financial Condition

December 31, 2016

Assets	
Cash and cash equivalents	$ 5,251,993
12b-1 fees receivable	1,104,462
Due from affiliate	38,000
State income tax receivable	19,443
Prepaid expenses and other assets	160,332
Deferred tax asset	13,000
Total assets	$ 6,587,230
Liabilities and stockholder's equity	
Liabilities:	
Accrued 12b-1 fees	$ 1,086,911
Due to affiliates	34,707
Total liabilities	1,121,618
Stockholder's equity:	
Common stock, 1,000 shares authorized, issued, and outstanding	10
Additional paid-in capital	3,657,591
Retained earnings	1,808,011
Total stockholder's equity	5,465,612
Total liabilities and stockholder's equity	$ 6,587,230

See accompanying notes to financial statements.

Harbor Funds Distributors, Inc.

Statement of Operations

Year Ended December 31, 2016

Revenues	
12b-1 fees	$ 14,931,330
Dividend income	21,918
Total revenues	14,953,248
Expenses	
12b-1 fees	14,690,649
Filing fees	177,696
Other	153,005
Total expenses	15,021,350
Loss before income tax benefit	(68,102)
Income tax benefit – current	(24,000)
Income tax benefit – deferred	(1,000)
Total income tax benefit	(25,000)
Net loss	$ (43,102)

See accompanying notes to financial statements.

Harbor Funds Distributors, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2016

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2015	$ 10	$ 3,657,591	$ 1,851,113	$ 5,508,714
Net loss	–	–	(43,102)	(43,102)
Balance at December 31, 2016	$ 10	$ 3,657,591	$ 1,808,011	$ 5,465,612

See accompanying notes to financial statements.

Harbor Funds Distributors, Inc.

Statement of Cash Flows

Year Ended December 31, 2016

Operating activities	
Net loss	$ (43,102)
Adjustments to reconcile net loss to net cash used in operating activities:	
Deferred income taxes	(1,000)
Changes in operating assets and liabilities:	
12b-1 fees receivable	513,231
Due from affiliate	(24,000)
State income tax receivable	(983)
Prepaid expenses and other assets	(9,139)
Due to affiliates	2,320
Accrued 12b-1 fees	(514,791)
Net cash used in operating activities	(77,465)
Net decrease in cash and cash equivalents	(77,465)
Cash and cash equivalents at beginning of year	5,329,458
Cash and cash equivalents at end of year	$ 5,251,993
Supplemental disclosure of cash flow information	
Cash paid during the year for income taxes	$ 1,353

See accompanying notes to financial statements.

1. Description of Business

Harbor Funds Distributors, Inc. (the Company) is a wholly owned subsidiary of Harbor Capital Advisors, Inc. (Harbor Capital). The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company serves as the principal distributor of Harbor Funds, a series of publicly offered U.S. mutual funds, where Harbor Capital serves as the investment adviser.

2. Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all short-term investments with a maturity of three months or less at the date of purchase and investments in money market mutual funds to be cash equivalents. Money market mutual funds are carried at market value based on the reported net asset value per share of the respective fund. U.S. generally accepted accounting principles requires the Company to disclose the level of its investments (i.e., Level 1, 2, or 3) based on the observability of inputs into the valuation. Accordingly, the investment in the Harbor Money Market Fund is a Level 1 investment. At December 31, 2016, cash and cash equivalents included $5,226,923 invested in the Harbor Money Market Fund.

Due To Affiliates

The Company's due to affiliates is primarily related to amounts owed to Harbor Capital for certain direct expenses paid on the Company's behalf.

2. Significant Accounting Policies (continued)

Revenue Recognition and Related Expenses

12b-1 fee revenue is earned from Harbor Funds to cover allowable distribution, marketing, recordkeeping and shareholder servicing expenses for those funds. The fee is 25 basis points on average daily net assets in the Administrative and Investor share classes of Harbor Funds, where applicable. 12b-1 fee revenue is recognized in the period services are rendered.

Substantially all of the 12b-1 fees earned from Harbor Funds are paid to third-party broker-dealers who provide distribution, shareholder servicing, and/or sub-accounting and record-keeping services to Harbor Funds' shareholders. Payments to third-party broker-dealers are subject to contractual rates agreed to by the Company and the third-party broker-dealers. Such expenses are recognized when incurred.

Dividend income on money market mutual fund investments is recorded when earned.

Income Taxes

The consolidated results of Harbor Capital, including those of the Company, are included in the consolidated federal income tax return of Robeco U.S. Holding, Inc. (RUSHI), the parent of Harbor Capital, along with certain other direct subsidiaries of RUSHI. Harbor Capital and RUSHI have entered into a tax-sharing agreement whereby Harbor Capital recognizes tax expense based on the contribution of Harbor Capital to the consolidated taxable income or loss of RUSHI. Amounts accrued are remitted to RUSHI periodically. For financial reporting purposes, the Company calculates its income tax provision or benefit on a stand-alone basis consistent with the terms of the tax-sharing agreement.

State income tax returns are filed by the Company on a stand-alone basis or on a unitary basis with Harbor Capital depending upon the rules in each state a return is filed.

Deferred income taxes are determined based on temporary differences between the financial reporting and tax basis of assets and liabilities and are measured using the tax rates and laws that are expected to be in effect when the differences are expected to reverse.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Company to make estimates and assumptions that affect certain amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates, at which time the Company would revise its estimates accordingly.

3. Related Parties

During the year, the Company earned 12b-1fees of $14,931,330 from Harbor Funds, of which $1,104,462 is receivable at December 31, 2016. In addition the Company earned $21,918 of dividend income from the Harbor Money Market Fund.

The Company has been party to an expense-sharing agreement with Harbor Capital since 2004. The agreement calls for the Company to pay direct expenditures (regulatory filing fees, professional fees, insurance, memberships, etc.) related to the Company. Operating expenses of the Company (postage, telephone, photocopy, salaries of Harbor Capital employees who perform work for the Company, etc.) are paid by Harbor Capital. Harbor Capital is liable for all such expense amounts paid for by Harbor Capital, and such expenses will not be apportioned back to the Company at any time. Such expenses are not reflected in the accompanying financial statements.

The Company made no payments to RUSHI during 2016 for its share of federal income taxes, and has recorded a receivable from RUSHI of $38,000 as of December 31, 2016, under the terms of its tax-sharing agreement.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $25,000 or 6 2/3% of aggregated indebtedness, and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, under these rules, the Company's minimum required net capital was $74,775, resulting in the Company having excess net capital of $3,951,062. At December 31, 2016, the Company's ratio of aggregate indebtedness to net capital was 0.28 to 1.

5. Income Taxes

The difference between the income tax benefit for the year ended December 31, 2016, and the amount computed at the federal statutory rate primarily relates to state and local income taxes (net of federal benefit).

The deferred tax asset of $13,000 relates to accrued professional fees.

The Company evaluated tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more-likely-than-not to be sustained by the applicable tax authority. Based on this analysis, there were no tax positions not deemed to meet a more-likely-than-not threshold. Therefore, no tax expense related to uncertain tax positions were recorded in 2016 and no adjustments were made to prior periods. Further, the Company does not believe it is reasonably possible that any material uncertain tax positions will be recorded within the next 12 months.

The Company recognizes interest and penalties, if any, related to uncertain tax positions within the statements of operations. Prior tax years remain subject to examination by various state, local and federal tax authorities within the U.S.

6. Subsequent Events

The Company determined that no subsequent events or transactions have occurred through February 10, 2017, the date the financial statements were issued, that would have materially affected the financial statements or disclosures as of December 31, 2016.

Supplemental Information

Harbor Funds Distributors, Inc.

Computation of Net Capital Under Rule 15c3-1

December 31, 2016

NET CAPITAL:		
Total stockholder's equity		$ 5,465,612
Less non-allowable assets:		
12b-1 fees receivable	$ 1,104,462	
State income tax receivable	19,443	
Due from affiliate	38,000	
Prepaid expenses and other assets	160,332	
Deferred tax asset	13,000	
Total non-allowable assets		1,335,237
Net capital before haircuts on securities		4,130,375
Less haircuts on securities (2% of money market funds)		104,538
NET CAPITAL		4,025,837
MINIMUM NET CAPITAL REQUIRED		
(Greater of 6-2/3% of Aggregate Indebtedness or $25,000)		74,775
EXCESS NET CAPITAL		$ 3,951,062
AGGREGATE INDEBTEDNESS:		
Total liabilities from statement of financial condition		$ 1,121,618
Total aggregate indebtedness		$ 1,121,618
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		27.86%

There are no material differences between the amounts presented above and the amounts in the Company's corresponding unaudited Part IIA of Form X-17a-5 as of December 31, 2016, filed on January 25, 2017.

See accompanying report of independent registered public accounting firm.

Harbor Funds Distributors, Inc.
Computation for Determination of Customer Reserve Requirements and PAB Account Reserve Requirements under Rule 15c3-3

The activities of the Company are limited to those prescribed in subparagraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Act of 1934, which provides exemption from such Rule.

See accompanying report of independent registered public accounting firm.

Harbor Funds Distributors, Inc.
Information Relating to Possession or Control Requirements under Rule 15c3-3

The activities of the Company are limited to those prescribed in subparagraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Act of 1934, which provides exemption from such Rule.

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Board of Directors
Harbor Funds Distributors, Inc.:

We have reviewed management's statements, included in the accompanying Harbor Funds Distributors, Inc. Exemption Report (the Exemption Report), in which (1) Harbor Funds Distributors, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(1) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Chicago, Illinois
February 10, 2017

Harbor Funds Distributors, Inc.
Exemption Report

Harbor Funds Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3(k)(1).

(2) The Company met the exemption provisions in 17 C.F.R. § 240.15c3-3(k)(1) throughout the most recent fiscal year from January 1, 2016 to December 31, 2016 without exception.

Harbor Funds Distributors, Inc.

I, Anmarie S. Kolinski, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Anmarie S. Kolinski

Executive Vice President, Treasurer and Chief Financial Officer

February 10, 2017

KPMG

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Board of Directors
Harbor Funds Distributors, Inc.:

We have reviewed management's statements, included in the accompanying Harbor Funds Distributors, Inc. Exemption Report (the Exemption Report), in which (1) Harbor Funds Distributors, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(1) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Chicago, Illinois
February 10, 2017

Harbor Funds Distributors, Inc.
Exemption Report

Harbor Funds Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3(k)(1).

(2) The Company met the exemption provisions in 17 C.F.R. § 240.15c3-3(k)(1) throughout the most recent fiscal year from January 1, 2016 to December 31, 2016 without exception.

Harbor Funds Distributors, Inc.

I, Anmarie S. Kolinski, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Anmarie S. Kolinski

Executive Vice President, Treasurer and Chief Financial Officer

February 10, 2017

KPMG

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's Claim for Exclusion from Membership in SIPC

The Board of Directors
Harbor Funds Distributors, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Form SIPC-3 Revenues of Harbor Funds Distributors, Inc. (the Company) for the year ended December 31, 2016, which were agreed to by the Company and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 during the year ended December 31, 2016 as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the Total Revenues amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2016 to the total revenues in the Company's audited financial statements included in the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2016, and noted a difference of $21,918. This difference related to dividend income, which the Company has indicated is not revenue from the distribution of shares of registered open end investment companies or unit investment trusts.

2. Compared the amount in each revenue classification reported in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2016 to supporting schedules and working papers, and noted no differences; and

3. Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2016 and in the related schedules and working papers, and noted no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on the Company's claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

KPMG

This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chicago, Illinois
February 10, 2017

Harbor Funds Distributors, Inc.

Schedule of Form SIPC-3 Revenues for the year ended December 31, 2016

Amount ($)	Business activities through which revenue was earned
$14,931,330	Distribution of shares of registered open end investment companies or unit investment trusts
$14,931,330	**Total Revenues***

*Excludes Dividend Income for the year ended December 31, 2016